NOBLE INNOVATIONS, INC.

July 13, 2009

Adam Phippen
United States
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0405

RE:	Noble Innovations, Inc.
Amendment No. 1 to Form 8-K
Filed June 12, 2009
File No. 0-53433

Dear Adam Phippen,

This correspondence is in response to your letter dated June 16, 2009 in reference to our filing of amendment No. 1 to Form 8-K Filed June 12, 2009 on the behalf of Noble Innovations, Inc., File No. 000-53433.
Amendment No. 1 to Form 8-K filed June 12, 2009

1.
We reviewed your response to comment one in our letter dated May 26, 2009. Please provide the disclosure regarding non-reliance on previously issued interim financial statements included in your response to comment one. In addition, you indicate in your response to comment one that your fiscal 2007 financial statements should no longer be relied upon. Yet, your disclosure in the current report does not refer to the 2007 annual financial statements. Please revise or advise. Further, please revise to discuss the effect of error corrections on your financial statements for each annual and interim period.

Answer:  Respectfully, we will amend our 8-K as follows:
Section 4 – Matters Related to Accountants and Financial Statements

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On May 15, 2009, the chief executive officer and principal accounting officer of the Company, under authority granted to them by, and with the approval of, the board of directors, concluded that our previously reported consolidated financial statements included in our annual report for the years ended December 31, 2008 and December 31, 2007 should no longer be relied upon.

During the quarterly review for the three months ended March 31, 2009, the Registrant’s management and Board of Directors were advised by its auditor of record, M&K CPAS, PLLC, that the Registrant’s financial statements contained within the Registrant’s 10-K for the years ended December 31, 2008 and December 31, 2007 contained misstatements regarding stock based compensation issued pursuant to various agreements which were previously amortized over the life of the agreement, but, in accordance with SFAS 123(R) the issuance of stock based compensation should have been expensed in the period granted as the agreements didn’t include a vesting period, or weren’t held in escrow until the terms of the agreement were satisfied. As such, previously filed annual financial statements should no longer be relied upon as previously presented. As a result, the financial statements will be corrected in accordance with Statement of Accounting Standards Board No. 154, “Accounting Change and Error Correction” as follows:

Effect of restatement for the year ended, December 31, 2008:

Balance Sheet (cumulative effect):
Increase in Additional paid-in capital                                                                                                                     $  2,709,840
Increase in (Deficit) accumulated during development stage                                                                               $(2,709,840)
Net effect to the Balance Sheet                                                                                                                 $                 -

Statement of Operations:
Increase in Professional fees                                                                                                                                  $  2,426,202
Increase in Financing costs                                                                                                                                     $       68,388
Decrease in Salaries, Officer                                                                                                                                  $   (150,000)
Decrease in Salaries                                                                                                                                                $     (24,000)
Net increase to the (Net Loss)                                                                                                                    $ 2,320,590

Statement of Cash Flows:
These adjustments were non-cash items and therefore had no impact on the Statements of Cash Flows.

Effect of restatement for the year ended, December 31, 2007:

Balance Sheet:
Increase in Additional paid-in capital                                                                                                                     $     498,000
Increase in (Deficit) accumulated during development stage                                                                               $    (498,000)
Net effect to the Balance Sheet                                                                                                                  $                -

Statement of Operations:
Increase in Salaries, Officer                                                                                                                                   $     356,250
Increase in Salaries                                                                                                                                                 $       33,000
Net increase to the (Net Loss)                                                                                                                   $     389,250

Statement of Cash Flows:
These adjustments were non-cash items and therefore had no impact on the Statements of Cash Flows.

The Registrant filed its form 10-Q for the three months ended March 31, 2009 with restated audited December 31, 2008 financial statements. The Registrant intends to file a subsequent amendment to its forms 10-K for the years ended December 31, 2008 and December 31, 2007 to include audited restatements of the years ended December 31, 2008 and December 31, 2007, as well as, restated quarterly interim 10-Q reports for the periods ending March 31, 2008, June 30, 2008 and September 30, 2008.

2.
We reviewed your response to comment three in our letter dated May 26, 2009. As previously requested, please tell us whether you intend to amend your fiscal 2008 quarterly reports to include restated interim financial statements, and if not, the reasons why.

Answer:  Respectfully, the company intends to restate our quarterly reports for all three interim periods of 2008, as well as, the annual reports for the years ended December 31, 2008 and 2007.  The amended periods are presented below:

December 31, 2008
September 30, 2008
June 30, 2008
March 31, 2008
December 31, 2007

In connection with the response to your comments, Noble Innovations, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 602-455-0507 or our counsel at 619-704-1310.

Sincerely,

      /s/ Jim Cole
Jim Cole, Chief Executive Officer
Noble Innovations

Cc:	Donald J. Stoecklein, Esq.
Stoecklein Law Group